FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Audited Annual Financial Statements for the period

ended December 31, 2002

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date: May 19, 2004

/s/  Bradford Cooke

Bradford Cooke

President

Management Discussion and Analysis

For the Year Ended December 31, 2003

Financial Analysis

This Management Discussion and Analysis ("MD&A") for the Fourth Quarterly Report of 2003 should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.  The MD&A is an assessment of the financial affairs and condition of the Company for the most recent quarterly reporting period.  All figures are stated in terms of US dollars.

Since its incorporation, the Company has endeavored to secure mineral properties of merit that in due course could be explored, developed and brought into production to provide the Company with positive cash flows.  To that end, the Company has expended its funds exploring and developing mineral properties each year since incorporation, which have been financed principally from equity capital.  As a result, the Company has incurred losses during each of its fiscal years since incorporation.  Losses are typical of development-stage exploration and mining companies and are expected to continue until positive cash flows are achieved.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any seasonality in the business that may have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting smaller resource companies.  The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Liquidity and Capital Resources

The Company had a cash balance of $1,902,000 and working capital of $1,824,000 as at December 31, 2003, in contrast to December 31, 2002 balances of $215,000 and $621,000, respectively, thereby reflecting a 785% increase in cash and a 194% increase in overall liquidity.  Current assets increased by 232% to $2,162,000 and current liabilities increased by 990% to $338,000 as at December 31, 2003 relative to the December 31, 2002 year end.

The Company's principal sources of funds for 2003 are from equity sources and from shares-for-cash payment from our partner on the Bellavista project in Costa Rica.  In March 2003, the Company closed a private placement for 1,250,000 units at CAD$0.52 per unit for gross proceeds of CAD$650,000.  In November 2003, the Company closed two private placements.  One private placement was for 250,000 units at CAD$1.05 per unit for gross proceeds of CAD$262,500. The second private placement was for 3,080,000 units at CAD$0.90 per unit for gross proceeds of CAD$2,772,000.  In December 2003, the Company closed a private placement for 100,000 units at CAD$1.05 per unit for gross proceeds of CAD$105,000.  Gross proceeds of CAD$3,789,500 were provided from equity sources in 2003.  Also, in 2003, the Company received a pre-production payment of $117,750 from the Bellavista project in Costa Rica and proceeds of $588,000 from the disposition of marketable securities.

During the year ended December 31, 2003, the Company continued with its drilling programs for the Benzdorp property where an additional $868,000 was expended and for the New Polaris property where $288,000 was expended.

Results of Operations

The Company incurred a net loss of $876,000 for the year ended December 31, 2003, representing an 88% decrease in the $7,477,000 net loss for the 2002 fiscal year.  For 2003, the Company incurred increased expenses in almost all categories.  The increased operating expenditures in 2003 reflect the commensurate increase in corporate activity in moving the Benzdorp and New Polaris projects forward.  The write-off of $14,000 in 2003 which was attributable to the Clara property in Mexico is significantly lower than the write-downs of $7,220,000 in 2002, which contributed to the significantly higher 2002 net loss.  For 2003, the Company incurred compensation expenses related to the granting of stock options from the adoption of the new accounting policy for the fair values of stock options granted during the year.

Consolidated Financial Statements of

CANARC  RESOURCE  CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Canarc Resource Corp. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the change in the method of accounting for stock-based compensation as disclosed in Note 2(f) to the consolidated financial statements, on a consistent basis.

/s/     KPMG  LLP   (signed)

Chartered Accountants

Vancouver, Canada

May 4, 2004

CANARC RESOURCE CORP.

Consolidated Balance Sheets
(expressed in thousands of United States dollars)

	December 31,	December 31,
	2003	2002

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,902	$215
Marketable securities (Note 3)	193	384
Accounts receivable and prepaids	36	26
Due from related parties (Note 7)	31	27

	2,162	652
RESOURCE PROPERTIES (Note 4)	10,489	9,348
EQUIPMENT (Note 5)	231	217

	$12,882	$10,217

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$338	$31

NON-CONTROLLING INTEREST IN SUBSIDIARY	121	128

SHAREHOLDERS' EQUITY
Share capital (Note 6(a))	47,906	45,125
Contributed surplus (Note 6(b))	524	64
Deficit	(36,007)	(35,131)

	12,423	10,058

	$12,882	$10,217

Approved by the Directors:

/s/

Bradford Cooke

/s/

Chris Theodoropoulos

Director

Director

CANARC RESOURCE CORP.

Consolidated Statements of Operations and Deficit

(expressed in thousands of United States dollars, except per share amounts)

	Years Ended December 31,
	2003	2002	2001

Revenue:
Investment and other income	$162	$246	$41

Expenses:
Stock-based compensation (Note 6(b))	502	182	-
General and administrative	293	249	204
Foreign exchange (gain) loss	(177)	(3)	7
Employee remuneration	150	-	-
Shareholder relations	138	26	-
Travel	68	5	1
Corporate development	31	2	-
Write-down of marketable securities	19	18	7
Write-down of resource properties	14	7,220	3,150
Amortization	7	9	6
Property investigations	-	23	62
Loss on disposal of equipment	-	-	258

	(1,045)	(7,731)	(3,695)

Loss before the undernoted	(883)	(7,485)	(3,654)
Non-controlling interest	7	8	(6)

Loss for the year	(876)	(7,477)	(3,660)

Deficit, beginning of the year	(35,131)	(27,654)	(23,994)

Deficit, end of the year	$(36,007)	$(35,131)	$(27,654)

Basic and diluted loss per share	$(0.02)	$(0.17)	$(0.09)

Weighted average number of shares outstanding	49,332,516	45,075,058	42,569,048

Refer to the accompanying notes to the consolidated financial statements

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

	Years Ended December 31,
	2003	2002	2001

Cash provided from (used for):

Operations:
Loss for the year	$(876)	$(7,477)	$(3,660)
Items not involving cash:
Amortization	7	9	6
Stock-based compensation	502	182	-
Non-controlling interest	(7)	(8)	6
Gain on marketable securities	(144)	(238)	(31)
Unrealized currency translation gain	(55)	-	-
Loss on disposal of equipment	-	-	258
Write-down of marketable securities	19	18	7
Write-down of resource properties	14	7,220	3,150

	(540)	(294)	(264)
Changes in non-cash working capital items:
Accounts receivable and prepaids	(10)	67	(57)
Due to/from related parties	(4)	(16)	(17)
Accounts payable and accrued liabilities	307	(64)	(143)

	(247)	(307)	(481)

Financing:
Issuance of common shares	2,739	516	293

Investing:
Proceeds from disposal of marketable securities	588	733	44
Purchase of marketable securities	(217)	(610)	(63)
Resource properties, net of recoveries	(1,155)	(160)	151
Proceeds from disposition of equipment	-	1	28
Purchase of equipment	(21)	(28)	-

	(805)	(64)	160

Increase (decrease) in cash and cash equivalents	1,687	145	(28)
Cash and cash equivalents, beginning of year	215	70	98

Cash and cash equivalents, end of year	$1,902	$215	$70

Supplemental disclosure with respect to cash flows (Note 10)

Refer to the accompanying notes to the consolidated financial statements

CORPORATE  INFORMATION

1.

Nature of Operations

The Company is in the mineral exploration business and has not yet determined whether its resource properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company's interest in the underlying properties (Notes 4(e) and 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $36,007,000 at December 31, 2003.  Furthermore, the Company has working capital of $1,824,000 as at December 31, 2003, which is not sufficient to achieve the Company's planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, and Minera Aztec Silver Corporation, in which the Company holds a 63% interest.  All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.  Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities.

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Share investments are carried at the lower of cost and quoted market value at the reporting date.  Short-term deposits and other short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

CORPORATE  INFORMATION

2.

Significant Accounting Policies     (continued)

(d)

Resource properties:

All costs related to investments in resource properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for resource properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is not charged against operations until the related property is in production.

(f)

Stock-based compensation plan:

Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA"), Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("HB 3870").  Under the new standard, stock options and other stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method.

On adoption of HB 3870, the Company elected to use the settlement method of accounting for stock options granted to employees, and to disclose the pro forma effect of accounting for these awards under the fair value method.  Effective January 1, 2003, in connection with amendments to HB 3870, the Company changed the method of application of its stock-based compensation accounting policy so as to measure all stock options granted at fair value and to recognize the compensation expense over the vesting period, with a corresponding credit to contributed surplus.  This change has been applied prospectively for options granted on or after January 1, 2003, as allowed under the transitional provisions of HB 3870.

Prior to the adoption of the new recommendations in 2002, no compensation expense was recorded for the Company's stock-based plan when options or incentives were granted.  Any consideration paid by directors and employees on exercise of stock options was credited to share capital.

CORPORATE  INFORMATION

2.

Significant Accounting Policies     (continued)

(g)

Future income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h)

Loss per share:

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants would reduce the calculated loss per share.

(i)

Foreign currency translation:

The Company uses the United States dollar as its reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

  Revenue and expense items at the rate of exchange in effect on the transaction date;

  Non-monetary assets and liabilities at historical exchange rates;  and

  Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(j)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include recoverability of resource properties, amortization periods for equipment and valuation allowances for future income tax assets.  Actual results could differ from those estimates.

(k)

Fair value of financial instruments:

The fair values of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is disclosed in Note 3.  It is not practicable to determine the fair value of amounts due to or from related parties due to their related party nature and the absence of a market for such instruments.

CORPORATE  INFORMATION

3.

Marketable Securities

	2003	2002

Investment in shares of companies, at cost	$533	$526
Cumulative write-downs	(340)	(361)

	193	165
Short-term investments	-	219

	$193	$384

The quoted market value of shares of companies is approximately $564,553 at December 31, 2003 (2002 - $284,000), and the fair value of short-term investments approximated their carrying amount.  Included in investment in shares of companies are shares of Skinny Technologies Inc. ("Skinny"), a company with certain common directors at the time of receipt of the shares (Note 7).  At December 31, 2003, these shares had a cost of $146,561 (2002 - $166,000), a carrying value of $4,711 (2002 - $13,000) and a quoted market value of approximately $4,711 (2002 - $13,000).  During 2002, the Company transferred 100,000 shares of Skinny that it held to a related party in settlement of CAD$20,000 of the amounts due to the related party (2001 - 720,000 shares in settlement of CAD$72,000).

Also included in investment in shares of companies are shares of Endeavour Gold Corp. ("Endeavour"), a company which has a director and an officer in common with the Company.  At December 31, 2003, these shares had a cost of $356,184 (2002 - $250,000), a carrying value of $162,622 (2002 - $42,000) and a quoted market value of approximately $512,245 (2002 - $95,000).

CORPORATE  INFORMATION

4.

Resource Properties

		2003			2002
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$3,605	$288	$3,893	$3,605	$-	$3,605
Eskay Creek (Note 4(a)(ii))	188	14	202	188	14	202

Costa Rica:
Bellavista (Note 4(b))	89	-	89	90	-	90

Suriname:
Sara Kreek (Note 4(c)(i))	1,567	1,717	3,284	1,567	1,717	3,284
Benzdorp (Note 4(c)(ii))	181	2,840	3,021	166	1,987	2,153

Mexico:
Clara (Note 4(d))	-	-	-	-	14	14

	$5,630	$4,859	$10,489	$5,616	$3,732	$9,348

4.

Resource Properties     (continued)

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  During fiscal 2001, the Company wrote-down the property by $3,187,104 to reflect management's estimate of the property's recoverable value at that time, and continued depressed gold markets contributed to further write-downs of $5,486,286 early in fiscal 2002.  Acquisition costs at December 31, 2003 and 2002 include a reclamation bond for CAD$249,000.

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation.  The property is subject to a 2% net smelter return in favour of a related company.

(b)

Bellavista, Costa Rica:

The Company owns an 18.3% carried interest in this property, which is located near San Jose, Costa Rica.  A property agreement giving Wheaton River Minerals Ltd. ("Wheaton") the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.  During 2001, in addition to the cash pre-production payment for 2001, Wheaton made the pre-production payments due for

CORPORATE  INFORMATION

                the years ending December 31, 2002 and 2003 by paying cash of $58,875 and issuing 529,000 common shares of Wheaton.

(c)

Suriname:

(i)

Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.  During fiscal 2002, the Company wrote down the property by $1,717,000 to reflect management's estimate of the property's recoverable value.

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $150,000 and exploration expenditures were reduced to $3,000,000 to be incurred prior to April 2006.  To December 31, 2003, the Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest.  Subsequent to December 31, 2003, the property owner incorporated a company in Suriname to transfer the Benzdorp concessions, on behalf of the Company (40%) and the property owner (60%).

4.

Resource Properties     (continued)

(d)

Clara, Mexico:

In March 2001, pursuant to a Letter of Intent with Teck Cominco Limited, the Company's 63% owned subsidiary, Minera Aztec Silver Corporation ("Aztec"), was granted an option to acquire a 100% interest in two mineral claims located in Mexico in consideration of incurring exploration expenditures on the property in the aggregate of $500,000 and issuing an aggregate of 500,000 shares of Aztec over a four year period.  If Aztec was not listed on a stock exchange within two years, then Aztec will have the option to pay a series of cash payments totalling $185,000 over a four year period.  The optionor will retain a 2% net smelter return royalty of which 50% may be purchased by the Company for $1,000,000.  Completion of this Letter of Intent was subject to a due diligence review and the signing of a formal agreement.  In fiscal 2003, the Company determined not to proceed with the option and wrote off the property costs.

(e)

Expenditure options:

To maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia and Suriname, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

CORPORATE  INFORMATION

	Option/Advance	Expenditure
	Royalty Payments	Commitment	Shares

Benzdorp (Note 4(c)(ii)):
2004	$120	$120	-
2005	75	2,000	-
2006	75	-	-
On commercial production (i)	450	-	-

Sara Kreek (Note 4(c)(i)):
On commercial production	-	-	200,000

New Polaris (Note 4(a)(i)):
Net profit interest buyout	-	-	150,000

	$720	$2,120	350,000

(i)

Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

4.

Resource Properties     (continued)

(f)

Resource properties contingencies:

The Company has diligently investigated rights of ownership of all of the resource properties/concessions to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property/concession in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

CORPORATE  INFORMATION

5.

Equipment

		2003			2002
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Mining equipment	$177	$ -	$177	$157	$ -	$157
Vehicles	15	-	15	15	-	15
Office furniture and equipment	160	121	39	158	113	45

	$352	$121	$231	$330	$113	$217

6.

Share Capital

(a)

Authorized and issued:

The Company's authorized share capital comprises 100,000,000 common shares without par value.  The Company's issued share capital is as follows:

	Number of Shares	Amount

Balance at December 31, 2000	40,834,801	$44,198
Issued:
Private placements	3,000,000	293

Balance at December 31, 2001	43,834,801	44,491
Issued:
Private placements	2,400,000	433
Exercise of warrants	375,000	83
Exercise of share appreciation rights	549,643	118

Balance at December 31, 2002	47,159,444	45,125
Issued:
Private placements	4,697,500	2,639
Exercise of options	60,000	9
Exercise of warrants	615,000	92
Exercise of share appreciation rights	526,504	41

Balance at December 31, 2003	53,058,448	$47,906

6.

Share Capital     (continued)

(a)

Authorized and issued:     (continued)

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company's stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

CORPORATE  INFORMATION

In March 2003, the Company closed a private placement for 1,250,000 units at CAD$0.52 per unit for gross proceeds of CAD$650,000;  each unit is comprised of one common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$0.63 until February 4, 2005.

In November 2003, the Company closed two private placements.  One private placement was for 250,000 units at CAD$1.05 per unit for gross proceeds of CAD$262,500;  each unit is comprised of one flow-through common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$1.25 until November 13, 2005.  These funds were expended in 2003.  The second private placement was for 3,080,000 units at CAD$0.90 per unit for gross proceeds of CAD$2,772,000;  each unit is comprised of one common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$1.10 until November 13, 2005.

In December 2003, the Company closed a private placement for 100,000 units at CAD$1.05 per unit for gross proceeds of CAD$105,000;  each unit is comprised of one flow-through common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$1.25 until December 30, 2005.  As at December 31, 2003, these funds had not been expended.

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 12,374,095 common shares, of which options for 4,509,000 common shares have been granted as at December 31, 2003.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.

At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

6.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

The continuity of stock options for the years ended December 31, 2003, 2002 and 2001 is as follows:

CORPORATE  INFORMATION

	2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)
Outstanding, beginning of year	3,629,000	$0.39	2,549,000	$0.45	4,258,500	$0.46
Granted	1,730,000	$0.54	1,900,000	$0.21	-	-
Exercised	(60,000)	$0.20	-	-	-	-
Converted to stock appreciation
rights on exercise	(790,000)	$0.25	(820,000)	$0.17	-	-
Expired / cancelled	-	-	-	-	(1,709,500)	$0.49
Outstanding, end of year	4,509,000	$0.47	3,629,000	$0.39	2,549,000	$0.45
Exercise price range (CAD$)	$0.17 - $1.05		$0.17 - $0.92		$0.25 - $0.92

At December 31, 2003, all of the options outstanding are exercisable and expire at various dates from March 27, 2005 to June 23, 2010, with a weighted average remaining life of 4.5 years.

During the year ended December 31, 2003, the Company recognized stock-based compensation of $502,000 based on the fair value of options granted on or after January 1, 2003 that vested during the year.

During the year ended December 31, 2002, pursuant to the new CICA standard of accounting for stock-based compensation (Note 2(f)), the fair value of stock options granted to non-employees, in the amount of $63,957, has been recorded as stock-based compensation expense.  In addition, the fair value of stock options granted to employees that were convertible to stock appreciation rights of $118,000 was recorded as stock-based compensation expense.  Compensation expense for other stock options granted to directors and employees using the fair value based method is disclosed as pro-forma information for fiscal 2002.

6.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

CORPORATE  INFORMATION

The pro forma effect on loss and loss per share for the year ended December 31, 2002, had the Company accounted for stock options granted to directors and employees using the fair value based method, is as follows:

December 31, 2002

Loss for the year:
Reported	$(7,477)
Stock-based compensation to directors and employees	(103)

Pro forma	$(7,580)

Basic and diluted loss per share:
Reported	$(0.17)
Pro forma	$(0.17)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.  The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Period in which Options Granted
		Fiscal 2003
	Feb 2003	June 2003	Nov 2003	Fiscal 2002
Risk-free interest rate	4.06%	3.50%	3.10%	4.55%
Expected dividend yield	0.000000	0.000000	0.000000	0.000000
Expected stock price volatility	0.860000	0.884400	0.985200	0.920000
Expected option life in years	4	4	1.75	4

CORPORATE  INFORMATION

6.

Share Capital     (continued)

(c)

Warrants:

At December 31, 2003, the Company had outstanding warrants to purchase an aggregate 6,438,750 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2002	Issued	Exercised	Expired	December 31, 2003

$0.20	May 17, 2004	3,000,000	-	-	-	3,000,000

$0.21	April 8, 2004	1,080,000	-	(615,000)	-	465,000

$0.50	September 10, 2004	625,000	-	-	-	625,000

$0.63	February 4, 2005	-	625,000	-	-	625,000

$1.25	November 13, 2005	-	133,750	-	-	133,750

$1.10	November 13, 2005	-	1,540,000	-	-	1,540,000

$1.25	December 30, 2005	-	50,000	-	-	50,000

		4,705,000	2,348,750	(615,000)	-	6,438,750

At December 31, 2002, the Company had outstanding warrants to purchase an aggregate 4,705,000 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2001	Issued	Exercised	Expired	December 31, 2002
$0.35	June 16, 2002	525,000	-	(375,000)	(150,000)	-

$0.18 /	May 17, 2003 /
$0.20	May 17, 2004	3,000,000	-	-	-	3,000,000

$0.21	April 8, 2004	-	1,080,000	-	-	1,080,000

$0.50	September 10, 2004	-	625,000	-	-	625,000

		3,525,000	1,705,000	(375,000)	(150,000)	4,705,000

6.

Share Capital     (continued)

CORPORATE  INFORMATION

(c)

Warrants:     (continued)

At December 31, 2001, the Company had outstanding warrants to purchase an aggregate 3,525,000 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2000	Issued	Exercised	Expired	December 31, 2001
$0.35	June 16, 2002	525,000	-	-	-	525,000

$0.18 /	May 17, 2003 /
$0.20	May 17, 2004	-	3,000,000	-	-	3,000,000

		525,000	3,000,000	-	-	3,525,000

Each warrant entitles the holder to purchase one common share of the Company.

(d)

Shares reserved for issuance:

Number of Shares
Outstanding, December 31, 2003	53,058,448
Property agreements (Note 4(e))	350,000
Stock options (Note 6(b))	4,509,000
Warrants (Note 6(c))	6,438,750

Fully diluted, December 31, 2003	64,356,198

(e)

Shareholder rights plan:

On October 25, 1995, the shareholders of the Company approved a shareholders rights plan (the "Plan").  The Plan became effective on November 14, 1995.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan's adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof to purchase from treasury one common share at CAD$25, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.

The Rights expired in November 2003.

CORPORATE  INFORMATION

7.

Related Party Transactions

At December 31, 2003 and 2002, amounts due from related parties comprise balances owing from companies with certain common directors or officers.  The amounts were for reimbursement of costs in the normal course of business.  At December 31, 2003, the Company had a balance due from Skinny of CAD$Nil (2002 - CAD$7,680), and had a balance due from Endeavour of CAD$33,604 (2002 - CAD$Nil), and had a balance due from a director of the Company for CAD$6,000 (2002 - CAD$Nil) for travel advances.

General and administrative costs during 2003 include CAD$60,000 (2002 - CAD$120,000 and 2001 – CAD$90,660) of consulting fees charged by a company controlled by a director of the Company, CAD$90,000 (CAD$Nil for 2002 and 2001) of salaries to a director, and CAD$Nil (2002 – CAD$Nil and 2001 - CAD$17,937) of legal and consulting fees charged by directors of the Company.

In November 2003, the Company participated in a private placement for 500,000 units of Endeavour at CAD$0.30 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$0.35 until October 6, 2005.

8.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain resource properties as disclosed in Note 4 and $94,400 (2002 - $74,000) of mining equipment and vehicles which are located in Suriname.

9.

Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2003	2002	2001
Canadian statutory tax rates	37.62%	39.62%	44.62%

Income tax benefit computed at Canadian statutory rates	$336	$2,962	$1,630
Foreign tax rates different from statutory rate	(2)	(28)	(19)
Temporary differences not recognized in year	(15)	(2,840)	(1,523)
Permanent differences	(109)	-	-
Unrecognized tax losses	(210)	(94)	(88)

	$ -	$ -	$ -

CORPORATE  INFORMATION

9.

Income Taxes     (continued)

The significant components of the Company's future income tax assets as at December 31, 2003 and 2002 are as follows:

	2003	2002
Future income tax assets:
Non-capital losses carried forward	$1,572	$1,464
Capital losses carried forward	26	22
Resource properties	2,285	3,178
Capital assets	295	312
	4,178	4,976
Valuation allowance	(4,178)	(4,976)
Future income tax assets, net	$ -	$ -

At December 31, 2003, the Company has non-capital losses for Canadian tax purposes of approximately $4,411,000 which expire on various dates to 2010, and Canadian capital losses of approximately $148,000 which are without expiry.

10.

Supplemental Disclosure with respect to Cash Flows

	2003	2002	2001
Significant non-cash financing and investing activities:

Marketable securities received for resource property	$ -	$ -	$177
Settlement of accounts payable with marketable securities	-	13	98
Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	41	118	-
Stock options	1	-	-

Supplemental cash flow information:

Income taxes paid	$ -	$ -	$ -
Interest paid	-	-	-

11.

Subsequent Events

In February 2004, the Company granted stock options for 600,000 common shares at an exercise price of CAD$1.00 per share and an expiry date of February 17, 2009.

In April 2004, the Company participated in a private placement for 500,000 units of Endeavour Gold Corp., a company with a common director and a common officer, at CAD$1.60 per unit.  Each unit is comprised of one common share and one-half share purchase warrant;  each whole warrant is exercisable to acquire one common share at an exercise price of CAD$2.00 and has an expiry date of October 22, 2005.

CORPORATE  INFORMATION

HEAD OFFICE

#800 – 850 West Hastings Street

Vancouver, BC, Canada, V6C 1E1

Telephone:

(604) 685-9700

Facsimile:

(604) 685-9744

Website:

www.canarc.net

DIRECTORS

Bradford Cooke

Chris Theodoropoulos

Derek Bullock

Leonard Harris

OFFICERS

Bradford Cooke ~ President

Stewart Lockwood ~ Secretary

REGISTRAR AND

Computershare Trust Company of Canada

TRANSFER AGENT

#401 - 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS

KPMG LLP

777 Dunsmuir Street

Vancouver, BC, Canada, V7Y 1K3

SOLICITORS

Vector Corporate Finance Lawyers

#1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED

Trading Symbols

TSX:            CCM

OTC-BB:     CRCUF